Filed by Seacoast Banking Corporation of Florida

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Bank of the Palm Beaches

SEC Registration Statement No.: 333-235892

January 15, 2020

To Our Shareholders, Clients and Friends:

We are pleased to announce that on November 19, 2019, the Board of Directors of First Bank of the Palm Beaches (“First Bank”) approved a definitive Agreement and Plan of Merger providing for First Bank to combine with and into Seacoast National Bank, N.A. (“Seacoast”), headquartered in Stuart, Florida. We are delighted to merge our two banks, which share a similar philosophy of local decision-making, investing in our communities, and making banking simple for our customers.

Seacoast provides integrated financial services including commercial and retail banking, wealth management, and mortgage services to customers through advanced banking solutions. Seacoast currently serves Palm Beach County, as well as offices spanning from Fort Lauderdale, north through the Treasure Coast up to the Daytona Beach area, into Orlando and Central Florida, adjacent into the Tampa market, and across to Okeechobee and surrounding counties.

Under the terms of the merger agreement, First Bank shareholders will receive 0.2 shares of the common stock of Seacoast Banking Corporation of Florida (NASDAQ: SBCF), the bank holding company for Seacoast, for each share of First Bank Class A and Class B common stock. At the time of signing the merger agreement, the transaction was valued at approximately $32.9 million or $5.91 per share of Class A and Class B common stock of First Bank. The merger consideration is a fixed exchange ratio so the value to First Bank shareholders between now and closing will fluctuate based on the current stock price of SBCF. The final value of the transaction will be based on the price of SBCF stock at the date of closing, which is expected to occur late in the first quarter of 2020 following regulatory and shareholder approvals. Proxy information will be forthcoming and will provide additional details about the proposed merger and the matters to be voted upon at the forthcoming special shareholders’ meeting.

If First Bank shareholders approve the merger with Seacoast and the merger is consummated, you will receive a communication from the stock transfer agent requesting you to return your First Bank stock certificates so that your stock can be exchanged for SBCF common stock. If a First Bank stock certificate has been lost, stolen, or destroyed, the exchange agent will issue shares of Seacoast common stock pursuant to the merger agreement upon receipt of (1) an affidavit of that fact by you and (2) the posting of a bond in favor of the exchange agent, the cost of which will be approximately 3% of the value of the shares represented by the lost, stolen, or destroyed certificate, which you must pay to the bonding company. To mitigate this issue, if you have lost your certificate, please contact Dawn Myers at dmyers@firsbankpb.bank as soon as possible to arrange for a replacement certificate.

Keefe, Bruyette & Woods, Inc., a Stifel Company, served as First Bank’s financial advisor and Gunster, Yoakley & Stewart, P.A. served as First Bank’s legal counsel. We have attached the press release regarding the merger. If you have further questions, please feel free to contact me at 561-847-2720 or by email to jshearouse@firstbankpb.bank.

We look forward to partnering our employees, customers and shareholders with the Seacoast franchise.

Sincerely,

/s/ Joseph B. Shearouse, III

Joseph B. (Jay) Shearouse, III

Chairman & Chief Executive Officer

Attachment:
Seacoast Press Release Dated November 19, 2019

Additional Information

Seacoast has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed Merger. The registration statement includes a proxy statement of First Bank and a prospectus of Seacoast. A definitive proxy statement/prospectus will be mailed to shareholders of First Bank. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain (when available) these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by Seacoast will be available free of charge by contacting Investor Relations at (772) 288-6085.

First Bank, its directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed Merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Notice Regarding Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of First Bank in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to the closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and First Bank, including unexpected transaction costs, the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the merger; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report, Form 10-Q report and Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or First Bank.

Charles M. Shaffer

Executive Vice President

hief Operating Officer and

Chief Financial Officer

(772) 221-7003

Chuck.Shaffer@seacoastbank.com

SEACOAST REPORTS RECORD FOURTH QUARTER AND FULL YEAR 2019 RESULTS

Full Year 2019 Net Income Increased 47% to $98.7 million

Continued Improvements in Operating Leverage and Record Loan Originations

Highlight 4Q Results

STUART, Fla., January 23, 2020 /GLOBE NEWSWIRE/ -- Seacoast Banking Corporation of Florida (“Seacoast” or the "Company”) (NASDAQ: SBCF) today reported fourth quarter 2019 net income of $27.2 million, or $0.52 per diluted share, an increase of 70%, or $11.2 million, year-over-year. For the full year 2019, net income was $98.7 million, or $1.90 per share, an increase of 47% year-over-year. Seacoast reported fourth quarter 2019 adjusted net income1 of $26.8 million, or $0.52 per diluted share, an increase of 12%, or $2.9 million, compared to the fourth quarter of 2018. For the full year 2019, adjusted net income1 was $104.6 million, or $2.01 per share, an increase of 32% year-over-year.

For the fourth quarter of 2019, return on average tangible assets was 1.66%, return on average tangible shareholders’ equity was 15.0%, and the efficiency ratio was 48.4%, compared to 1.05%, 10.9%, and 65.8%, respectively, in the fourth quarter of 2018. For the year ended December 31, 2019, return on average tangible assets was 1.56%, return on average tangible shareholders' equity was 14.7% and the efficiency ratio was 51.7% compared to 1.20%, 14.1% and 60.0% for the year ended December 31, 2018.

Adjusted return on average tangible assets1 was 1.57%, adjusted return on average tangible shareholders’ equity1 was 14.2%, and the adjusted efficiency ratio1 was 47.5% in the fourth quarter of 2019, compared to 1.49%, 15.4%, and 54.2%, respectively, in the fourth quarter of 2018. For the year ended December 31, 2019, adjusted return on average tangible assets1 was 1.58%, adjusted return on average tangible shareholders' equity1 was 14.9% and the adjusted efficiency ratio1 was 50.9%, compared to 1.35%, 14.1% and 56.1% for the year ended December 31, 2018.

Dennis S. Hudson, III, Seacoast’s Chairman and CEO, said, "The Seacoast team closed another record year with net income of $27.2 million for the fourth quarter and $98.7 million for the full year 2019. We continue to generate disciplined growth as reflected in record originations for the quarter of $587 million, while maintaining our strict underwriting guidelines and delivering continued improvements in operating leverage."

Hudson added, "During the quarter, we announced the upcoming acquisition of First Bank of the Palm Beaches. This acquisition builds upon our two previous Palm Beach County acquisitions and strengthens our presence in Florida's largest and the nation's seventh largest MSA. We are also excited to announce the acquisition of Fourth Street Banking Company, the holding company for Freedom Bank of St. Petersburg. This is an exceptional addition to our two previous acquisitions in the state's second largest MSA. The combination of this acquisition and the First Bank transaction will provide earnings per share accretion of more than 5% to 2021 and has minimal up front dilution to tangible book value per share, earned back in less than two years."

1Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

Charles M. Shaffer, Seacoast’s Chief Operating Officer and Chief Financial Officer, said, “We delivered another quarter of consistent growth in tangible book value per share, ending the period at $14.76, up 20% over the prior year. During the fourth quarter, net interest margin declined only 1 basis point excluding the impact of accretion of purchase discounts on acquired loans, demonstrating the exceptional quality of our balance sheet and customer franchise. This balance sheet is fortified with a robust capital base, strong asset quality and a prudent liquidity position. As the banking cycle continues to mature, Seacoast is committed to maintaining its fortress balance sheet, built on strong capital and strict credit underwriting.”

Fourth Quarter 2019 Financial Highlights

Income Statement

•	Net income was $27.2 million, or $0.52 per diluted share, compared to $25.6 million, or $0.49, for the prior quarter and $16.0 million, or $0.31, for the fourth quarter of 2018. For the year ended December 31, 2019, net income was $98.7 million, or $1.90 per diluted share, compared to $67.3 million, or $1.38, for the year ended December 31, 2018. Adjusted net income[1] was $26.8 million, or $0.52 per diluted share, compared to $27.7 million, or $0.53, for the prior quarter and $23.9 million, or $0.47, for the fourth quarter of 2018. For the year ended December 31, 2019, adjusted net income[1] was $104.6 million, or $2.01 per diluted share, compared to $79.1 million, or $1.62, for the year ended December 31, 2018.

•	Net revenues were $78.1 million, an increase of $3.2 million, or 4%, compared to the prior quarter, and an increase of $5.4 million, or 7%, compared to the fourth quarter of 2018. For the year ended December 31, 2019, net revenues were $300.4 million, an increase of $38.8 million, or 15%, compared to the year ended December 31, 2018. Adjusted revenues[1] were $75.6 million, an increase of $0.8 million, or 1%, from the prior quarter and an increase of $2.8 million, or 4%, from the fourth quarter of 2018. For the year ended December 31, 2019, adjusted revenues[1] were $298.2 million, an increase of $36.3 million, or 14%, compared to the year ended December 31, 2018.

•	Net interest income totaled $61.8 million, an increase of $0.8 million, or 1%, from the prior quarter and an increase of $1.8 million, or 3%, from the fourth quarter of 2018. For the year ended December 31, 2019, net interest income was $243.6 million, an increase of $32.1 million, or 15%, compared to the year ended December 31, 2018.

•	Net interest margin was 3.84% in the fourth quarter of 2019, 3.89% in the third quarter of 2019 and 4.00% in the fourth quarter of 2018. Quarter-over-quarter, the yield on loans contracted 17 basis points, the yield on securities contracted 12 basis points, and the cost of deposits decreased 12 basis points. The impact on net interest margin from accretion of purchase discounts on acquired loans was 21 basis points in the fourth quarter of 2019, compared to 25 basis points in the prior quarter and 27 basis points in the fourth quarter of 2018. Excluding the impact of accretion, the net interest margin decreased only 1 basis point from the prior quarter and the yield on loans contracted 13 basis points. Decreases in the yield on both loans and securities reflect the impact of a lower interest rate environment, affecting variable-rate portfolios and resulting in lower add-on rates for new loans originated and securities purchased.

•	Noninterest income totaled $16.4 million, an increase of $2.4 million, or 17%, compared to the prior quarter and an increase of $3.7 million, or 29%, from the fourth quarter of 2018. For the year ended December 31, 2019, noninterest income was $56.7 million, an increase of $6.7 million, or 13%, compared to the year ended December 31, 2018. Changes in noninterest income consisted of the following:

1Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

◦	After a record third quarter boosted by refinance activity, mortgage banking fees decreased $0.6 million in the fourth quarter to $1.5 million. For the full year, mortgage banking fees increased $1.8 million, or 39%, to $6.5 million compared to the prior year, reflecting our strategic focus on generating saleable volume.

◦	Interchange income increased $0.2 million, or 6%, in the fourth quarter, and $1.1 million, or 9%, for the full year, the result of increased transaction activity across a growing customer base.

◦	Lower other income in the fourth quarter reflects the $1.0 million BOLI death benefit recorded in the third quarter partially offset by swap fees of $0.6 million in the fourth quarter of 2019.

◦	During the quarter, securities gains of $2.5 million resulted from the opportunistic sale of $79.8 million of longer duration bonds yielding 2.8% transacted when the 10-year treasury rate declined early in the quarter.

•	The provision for loan losses was $4.8 million compared to $2.3 million in the prior quarter and $2.3 million in the fourth quarter of 2018. The increase in provision primarily reflects strong loan growth in the fourth quarter of 2019 and a modestly higher increase in net charge-offs during the fourth quarter when compared to the third quarter of 2019. Looking back over the last four quarters, net charge offs were 0.16% of average loans outstanding, in line with our expectations and reflecting continued strong asset quality trends.

•	Noninterest expense was $38.1 million, a decrease of $0.5 million, or 1%, compared to the prior quarter and a decrease of $11.4 million, or 23%, from the fourth quarter of 2018. For the year ended December 31, 2019, noninterest expense was $160.7 million, a decrease of $1.5 million, or 1%, compared to the year ended December 31, 2018. Changes from the third quarter of 2019 in noninterest expense consisted of the following:

◦	Salaries and benefits decreased $1.0 million on a combined basis, the result of lower incentive accruals and our continued proven success at focusing on cost control across the franchise.

◦	Legal and professional fees increased $0.4 million, including $0.6 million incurred in the fourth quarter for merger related activities.

◦	Other expenses increased $0.6 million, including increases of $0.3 million in lending-related costs to support increased production and $0.2 million in recruiting and supporting the onboarding of new sales talent. For the full year, other expenses are down $2.0 million compared to 2018, reflecting our continued focus on efficiency and streamlining operations.

◦	During the third quarter of 2019, the FDIC announced the achievement of their target deposit insurance reserve ratio, resulting in our ability to offset FDIC assessments with previously awarded credits. The Company has remaining credits of $0.7 million, which will be applied to future assessments if the FDIC’s reserve ratio remains above the target threshold.

•	Seacoast recorded $8.1 million in income tax expense in the fourth quarter of 2019, compared to $8.5 million in the prior quarter and $4.9 million in the fourth quarter of 2018. The prior quarter included net additional income tax expense of $0.7 million resulting from the change in the Florida corporate income tax rate.

•	Year to date adjusted revenues[1] increased 14% compared to prior year while adjusted noninterest expense[1] increased 3%, generating 11% operating leverage.

•	The efficiency ratio was 48.4% compared to 48.6% in the prior quarter and 65.8% in the fourth quarter of 2018. The adjusted efficiency ratio[1] was 47.5% compared to 49.0% in the prior quarter and 54.2% in the fourth quarter of 2018.

1Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

Balance Sheet

•	At December 31, 2019, the Company had total assets of $7.1 billion and total shareholders' equity of $985.6 million. Book value per share was $19.13 and tangible book value per share was $14.76, compared to $18.70 and $14.30, respectively, at September 30, 2019 and $16.83 and $12.33, respectively, at December 31, 2018. Year-over-year, tangible book value per share increased 20%.

•	Debt Securities totaled $1.2 billion at December 31, 2019, an increase of $13.8 million compared to September 30, 2019 and a decrease of $15.6 million from December 31, 2018. During the quarter, securities gains of $2.5 million resulted from the opportunistic sale of $79.8 million of longer duration bonds yielding 2.8% transacted when the 10-year treasury rate declined early in the quarter.

•	Loans totaled $5.2 billion at December 31, 2019, an increase of $212.1 million, or 4%, compared to September 30, 2019, and an increase of $373.2 million, or 8%, from December 31, 2018. Changes in total loans consisted of the following:

◦	New loan originations of $587 million, compared to $488 million in the prior quarter, contributed to net loan growth in the quarter of 17% on an annualized basis. Excluding the $99.0 million residential mortgage portfolio purchased during the quarter, net loan growth was 9% on an annualized basis. Loans outstanding have grown 8% year-over-year.

◦	Commercial originations during the fourth quarter of 2019 were $247.0 million, a decrease of $35.2 million, or 12%, compared to the third quarter of 2019. Excluding the purchase of a $52.1 million commercial real estate loan portfolio in the third quarter of 2019, commercial originations increased in the fourth quarter $16.8 million, or 7%. Compared to the fourth quarter of 2018, commercial originations increased $87.6 million, or 55%.

◦	Residential loan originations were $225.1 million in the fourth quarter of 2019, compared to $103.1 million in the third quarter of 2019 and $104.7 million in the fourth quarter of 2018. Originations in the fourth quarter of 2019 include the opportunistic purchase of a $99.0 million residential mortgage portfolio. Excluding that purchase, residential loan originations increased $28.8 million, or 30%, compared to the third quarter of 2019, and $21.3 million, or 20%, compared to the fourth quarter of 2018.

◦	Consumer and small business originations for the fourth quarter of 2019 were $115.0 million, an increase of 12% compared to the third quarter of 2019 and an increase of 1% compared to the fourth quarter of 2018.

◦	The Company continues to prudently manage commercial real estate exposure. Construction and land development and commercial real estate loans remain well below regulatory guidance at 40% and 204% of total bank-level risk based capital, respectively, compared to 42% and 204%, respectively, in the third quarter of 2019. On a consolidated basis, construction and land development and commercial real estate loans represent 38% and 191%, respectively, of total consolidated risk based capital.

◦	The funded balances of our top 10 and top 20 relationships represented 21% and 39%, respectively, of total consolidated risk based capital, compared to 22% and 37% in the fourth quarter of 2018 and 34% and 54% in the fourth quarter of 2016. Our average commercial loan size is $365,000.

•	Pipelines (loans in underwriting and approval or approved and not yet closed) totaled $339.2 million at December 31, 2019.

1Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

◦	Commercial pipelines were $256.0 million, an increase of 56% compared to December 31, 2018. The increase year-over-year reflects the successful addition of talent to our commercial banking team and better execution across the franchise.

◦	Residential saleable pipelines were $19.0 million, an increase of 40% compared to December 31, 2018. The year-over-year increase reflects our continued strategic focus of generating saleable volume and the addition of talent across the franchise.

◦	Retained residential pipelines were $19.1 million, a decrease of 37% compared to December 31, 2018. The year-over-year decrease reflects our continued strategic focus on generating saleable volume.

◦	Consumer and small business pipelines were $45.1 million, a decrease of 16% compared to December 31, 2018.

•	Total deposits were $5.6 billion as of December 31, 2019, a decrease of $88.4 million, or 2%, sequentially and an increase of $407.5 million, or 8%, from the prior year.

◦	Overall cost of deposits declined to 61 basis points in the fourth quarter of 2019 from 73 basis points in the prior quarter, reflecting the impact of interest rate cuts in the second half of 2019 by the Federal Reserve. By keeping a targeted focus on customer acquisition and a relationship-driven strategy, the Company has successfully maintained discipline in deposit pricing.

◦	Total transaction accounts increased 7% year-over-year, reflecting continued strong growth in core customer balances, and represent 50% of overall deposit funding.

◦	Interest-bearing deposits (interest-bearing demand, savings and money market deposits) increased year-over-year $127.5 million, or 5%, to $2.8 billion, noninterest bearing demand deposits increased $20.9 million, or 1%, to $1.6 billion, and CDs (excluding brokered) increased $6.9 million, or 1%, to $712.2 million.

•	Fourth quarter return on average tangible assets (ROTA) was 1.66%, compared to 1.61% in the prior quarter and 1.05% in the fourth quarter of 2018. Adjusted ROTA[1] was 1.57% compared to 1.67% in the prior quarter and 1.49% in the fourth quarter of 2018. The decline in adjusted ROTA[1] in the current quarter reflects the impact of higher provision expense and substantial loan growth, partially offset by higher net interest income and lower noninterest expense.

Capital

•	Fourth quarter return on average tangible common equity (ROTCE) was 15.0%, compared to 14.7% in the prior quarter and 10.9% in the fourth quarter of 2018. Adjusted ROTCE[1] was 14.2% compared to 15.3% in the prior quarter and 15.4% in the fourth quarter of 2018. The decline in adjusted ROTCE[1] in the fourth quarter reflects the impact of a robust growing capital base.

•	The tier 1 capital ratio was 15.0%, total capital ratio was 15.7% and the tier 1 leverage ratio was 12.2% at December 31, 2019.

•	Tangible common equity to tangible assets was 11.1% at December 31, 2019, compared to 11.1% at September 30, 2019 and 9.7% at December 31, 2018.

Asset Quality

•	Nonperforming loans to total loans outstanding was 0.52% at December 31, 2019, 0.52% at September 30, 2019, and 0.55% at December 31, 2018.

1Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

•	Nonperforming assets to total assets was 0.55% at December 31, 2019, 0.58% at September 30, 2019 and 0.58% at December 31, 2018.

•	The ratio of allowance for loan losses to total loans was 0.68% at December 31, 2019, 0.67% at September 30, 2019, and 0.67% at December 31, 2018. The ratio of allowance for loan losses to non-acquired loans was 0.80% at December 31, 2019, 0.84% at September 30, 2019, and 0.89% at December 31, 2018.

•	Net charge-offs were $3.2 million, or 0.25%, of average loans for the fourth quarter of 2019 compared to $2.1 million, or 0.17%, of average loans in the third quarter of 2019 and $3.7 million, or 0.32% of average loans in the fourth quarter of 2018. Net charge-offs for the four most recent quarters averaged 0.16%, in line with our expectations for full year 2019.

1Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

FINANCIAL HIGHLIGHTS

(Amounts in thousands except per share data)	(Unaudited)
	Quarterly Trends

	4Q'19	3Q'19	2Q'19	1Q'19	4Q'18
Selected Balance Sheet Data:
Total Assets	$7,108,511	$6,890,645	$6,824,886	$6,783,389	$6,747,659
Gross Loans	5,198,404	4,986,289	4,888,139	4,828,441	4,825,214
Total Deposits	5,584,753	5,673,141	5,541,209	5,605,578	5,177,240

Performance Measures:
Net Income	$27,176	$25,605	$23,253	$22,705	$15,962
Net Interest Margin	3.84%	3.89%	3.94%	4.02%	4.00%
Average Diluted Shares Outstanding	52,081	51,935	51,952	52,039	51,237
Diluted Earnings Per Share (EPS)	$0.52	$0.49	$0.45	$0.44	$0.31
Return on (annualized):
Average Assets (ROA)	1.54%	1.49%	1.38%	1.36%	0.96%
Average Tangible Assets (ROTA)	1.66	1.61	1.50	1.48	1.05
Average Tangible Common Equity (ROTCE)	14.95	14.73	14.30	14.86	10.94
Efficiency Ratio	48.36	48.62	53.48	56.55	65.76

Adjusted Operating Measures[1]:
Adjusted Net Income	$26,837	$27,731	$25,818	$24,205	$23,893
Adjusted Diluted EPS	0.52	0.53	0.50	0.47	0.47
Adjusted ROTA	1.57%	1.67%	1.59%	1.50%	1.49%
Adjusted ROTCE	14.19	15.30	15.17	15.11	15.44
Adjusted Efficiency Ratio	47.52	48.96	51.44	55.81	54.19
Adjusted Noninterest Expense as a Percent of Average Tangible Assets	2.11	2.22	2.34	2.55	2.46

Other Data:
Market capitalization[2]	$1,574,775	$1,303,010	$1,309,158	$1,354,759	$1,336,415
Full-time equivalent employees	867	867	852	902	902
Number of ATMs	78	80	81	84	87
Full service banking offices	48	48	49	50	51
Registered online users	109,684	107,241	104,017	102,274	99,415
Registered mobile devices	99,361	96,384	92,281	87,844	83,151

[1]Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and a reconciliation to GAAP
[2]Common shares outstanding multiplied by closing bid price on last day of each period

Vision 2020

Seacoast remains confident in the Company's ability to achieve Vision 2020 targets announced in February 2017.

Vision 2020 Targets
Return on Tangible Assets	1.30% +
Return on Tangible Common Equity	16% +
Efficiency Ratio	Below 50%

Since announcing Vision 2020 targets in February 2017, the Company has achieved a compounded annual growth rate in tangible book value per share of 13%, steadily building shareholder value.

Fourth Quarter and Full Year 2019 Operating Highlights

Modernizing How Seacoast Sells

•	In 2019, interchange income increased by $1.1 million, or 9%, compared to the prior year as Seacoast’s debit card program surpassed $1 billion in retail sales. The Company’s debit card program consistently performs in the top quartile of Visa partner banks of similar size.

•	Seacoast Wealth Management added approximately $140 million in new assets under management in 2019, growing 27% year-over-year. Growth in assets under management, industry leading products and investments in sales and support teams throughout the footprint resulted in a 7% increase year-over-year in wealth related revenue.

•	Seacoast has partnered with a leading consumer insights firm to capture and analyze feedback from customers. Program implementation and launch were completed in the third quarter of 2019, with the objective of identifying additional customer opportunities.

Lowering Cost to Serve

•	Seacoast consolidated three banking center locations in 2019, achieving the Vision 2020 objective of reducing the footprint by 20% to meet evolving customer needs. At December 31, 2019, deposits per banking center exceeded $116 million compared to $102 million at December 31, 2018.

Driving Improvements to Operations

•	In 2019, Seacoast's continued focus on efficiency and streamlining operations improved adjusted noninterest expenses[1] as a percent of average tangible assets to 2.11% in the fourth quarter compared to 2.46% a year ago.

•	Earlier this year, Seacoast further enhanced the interactive voice response (IVR) system in the Florida-based Customer Support Center. The system provides customers with secure, self-serve options and expedites call routing processes. During the fourth quarter of 2019, more than 215,000 routine customer service calls were serviced solely by the IVR system. This represented 71% of total customer service calls received. This investment should continue to provide added scalability and elevate the customer experience in 2020.

•	Late in 2018, Seacoast launched a large-scale initiative to implement a fully digital loan origination platform across all business banking units. In the fourth quarter of 2019, this platform enabled record loan originations in the commercial banking team. The Company recognized $350,000 in annualized expense reductions as a result of this platform implementation. This investment should lead to further gains in operational efficiency and banker productivity in 2020 and beyond.

1Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures" for more information and for a reconciliation to GAAP.

Scaling and Evolving Seacoast's Culture

•	Seacoast's balanced growth strategy, combining organic growth with value-creating acquisitions, continues to benefit shareholders and provide new opportunities for associates. The pending acquisitions of First Bank of the Palm Beaches and Fourth Street Banking Company, subject to shareholder and regulatory approvals, will add experienced bankers in two growing markets and will further support the Company's sustainable and profitable growth.

OTHER INFORMATION

Conference Call Information

Seacoast will host a conference call on January 24, 2020 at 10:00 a.m. (Eastern Time) to discuss the fourth quarter and full year 2019 earnings results and business trends. Investors may call in (toll-free) by dialing (888) 517-2513 (passcode: 7556 513; host: Dennis S. Hudson). Charts will be used during the conference call and may be accessed at Seacoast's website at www.SeacoastBanking.com by selecting "Presentations" under the heading "News/Events." A replay of the call will be available for one month, beginning late afternoon of January 24, 2020 by dialing (888) 843-7419 (domestic) and using passcode: 7556 513#.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Seacoast's website at www.SeacoastBanking.com. The link is located in the subsection "Presentations" under the heading "Investor Services." Beginning the afternoon of January 24, 2020, an archived version of the webcast can be accessed from this same subsection of the website. The archived webcast will be available for one year.

About Seacoast Banking Corporation of Florida (NASDAQ: SBCF)

Seacoast Banking Corporation of Florida is one of the largest community banks headquartered in Florida with approximately $7.1 billion in assets and $5.6 billion in deposits as of December 31, 2019. The Company provides integrated financial services including commercial and retail banking, wealth management, and mortgage services to customers through advanced banking solutions, and 48 traditional branches of its locally-branded, wholly-owned subsidiary bank, Seacoast Bank. Offices stretch from Fort Lauderdale, Boca Raton and West Palm Beach north through the Daytona Beach area, into Orlando and Central Florida and the adjacent Tampa market, and west to Okeechobee and surrounding counties. More information about the Company is available at www.SeacoastBanking.com.

Additional Information

Seacoast has filed a registration statement on Form S-4 with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed merger of First Bank of the Palm Beaches (“First Bank”) with and into Seacoast Bank and will file a registration statement on Form S-4 with the SEC in connection with the proposed merger of Fourth Street Banking Company (“Fourth Street”) with and into Seacoast and Freedom Bank with and into Seacoast Bank. The registration statement in connection with the First Bank merger includes a proxy statement of First Bank and a prospectus of Seacoast and the registration statement in connection with the Fourth Street merger will include a proxy statement of Fourth Street and a prospectus of Seacoast. A definitive proxy statement/prospectus will be mailed to shareholders of First Bank and Fourth Street.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  WE URGE INVESTORS TO READ THE PROXY STATEMENTS/PROSPECTUSES AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENTS/PROSPECTUSES BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain (when available) these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by Seacoast will be available free of charge by contacting Investor Relations at (772) 288-6085.

First Bank and Fourth Street, their directors, and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed mergers of First Bank with and into Seacoast Bank and Fourth Street with and into Seacoast. Information regarding the participants in the proxy solicitation of First Bank and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Information regarding the participants in the proxy solicitation of Fourth Street and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning, and protections, of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements about future financial and operating results, cost savings, enhanced revenues, economic and seasonal conditions in our markets, and improvements to reported earnings that may be realized from cost controls, tax law changes, new initiatives and for integration of banks that we have acquired, or expect to acquire, including First Bank, as well as statements with respect to Seacoast's objectives, strategic plans, including Vision 2020, expectations and intentions and other statements that are not historical facts. Actual results may differ from those set forth in the forward-looking statements.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates and intentions about future performance and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

All statements other than statements of historical fact could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may", "will", "anticipate", "assume", "should", "support", "indicate", "would", "believe", "contemplate", "expect", "estimate", "continue", "further", "plan", "point to", "project", "could", "intend", "target" or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: the effects of future economic and market conditions, including seasonality; governmental monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve, as well as legislative, tax and regulatory changes; changes in accounting policies, rules and practices; the risks of changes in interest rates on the level and composition of deposits, loan demand, liquidity and the values of loan collateral, securities, and interest sensitive assets and liabilities; interest rate risks, sensitivities and the shape of the yield curve; uncertainty related to the impact of LIBOR calculations on securities and loans; changes in borrower credit risks and payment behaviors; changes in the availability and cost of credit and capital in the financial markets; changes in the prices, values and sales volumes of residential and commercial real estate; our ability to comply with any regulatory requirements; the effects of problems encountered by other financial institutions that adversely affect us or the banking industry; our concentration in commercial real estate loans; the failure of assumptions and estimates, as well as differences in, and changes to, economic, market and credit conditions; the impact on the valuation of our investments due to market volatility or counterparty payment risk; statutory and regulatory dividend restrictions; increases in regulatory capital requirements for banking organizations generally; the risks of mergers, acquisitions and divestitures, including our ability to continue to identify acquisition targets and successfully acquire desirable financial institutions; changes in technology or products that may be more difficult, costly, or less effective than anticipated; our ability to identify and address increased cybersecurity risks; inability of our risk management framework to manage risks associated with our business; dependence on key suppliers or vendors to obtain equipment or services for our business on acceptable terms; reduction in or the termination of our ability to use the mobile-based platform that is critical to our business growth strategy; the effects of war or other conflicts, acts of terrorism, natural disasters or other catastrophic events that may affect general economic conditions; unexpected outcomes of, and the costs associated with, existing or new litigation involving us; our ability to maintain adequate internal controls over financial reporting; potential claims, damages, penalties, fines and reputational damage resulting from pending or future litigation, regulatory proceedings and enforcement actions; the risks that our deferred tax assets could be reduced if estimates of future taxable income from our operations and tax planning strategies are less than currently estimated and sales of our capital stock could trigger a reduction in the amount of net operating loss carryforwards that we may be able to utilize for income tax purposes; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market areas and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; and the failure of assumptions underlying the establishment of reserves for possible loan losses.

The risks relating to the proposed First Bank and Fourth Street mergers include, without limitation: the timing to consummate the proposed mergers; the risk that a condition to closing of the proposed mergers may not be satisfied; the risk that a regulatory approval that may be required for the proposed mergers is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on issues related to the proposed mergers; unexpected transaction costs, including the costs of integrating operations; the risks that the businesses will not be integrated successfully or that such integration may be more difficult, time- consuming or costly than expected; the potential failure to fully or timely realize expected revenues and revenue synergies, including as the result of revenues following the mergers being lower than expected; the risk of deposit and customer attrition; any changes in deposit mix; unexpected operating and other costs, which may differ or change from expectations; the risks of customer and employee loss and business disruptions, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers by competitors; as well as the difficulties and risks inherent with entering new markets.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 10-K for the year ended December 31, 2018, under "Special Cautionary Notice Regarding Forward-looking Statements" and "Risk Factors", and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at www.sec.gov.